Exhibit 2.2

List of Schedules Omitted from the ASSET Purchase Agreement

Included as Exhibit 2.1

Pursuant to Regulation S-K, Item 601(b)(2), the schedules to the Asset Purchase Agreement included as Exhibit 2.1, as described below, have not been filed. The registrant agrees to furnish supplementally a copy of omitted schedules to the Securities and Exchange Commission upon request; provided, however, that the registrant may request confidential treatment of omitted items.

Disclosure Schedule

Schedule 1.05	Wire Instructions
Schedule 3.02	No Conflicts; Consents
Schedule 3.05(a)	Assigned Contracts
Schedule 3.05(b)	Deposits Related to Assigned Contracts
Schedule 3.10	Employment
Schedule 3.11	Brokers